20013079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Processing Section
MAY 07 2020
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/18 (MM/DD/YY) AND ENDING 12/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davy Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Davy House 49 Dawson Street Dublin 2 Ireland
(No. and Street)

(City) (State) D02 PY05 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Mulvey +353 1 614 8797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800 (Address) Chicago (City) Illions (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Mulvey, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davy Securities, as of December 30, 2019, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me, Thomas Barry, Notary Public, commissioned for life by the Chief Justice and President of the Supreme Court of Ireland at 11 St Stephens Green, Dublin 2, this 15th April 2020 by the said Neil Mulvey, whose identity has been duly established to me.

X Neil Mulvey
Signature

FINOP
Title

Notary Public

THOMAS BARRY
Notary Public
11 St. Stephen's Green, Dublin 2
Ireland
Tel: 01 6773434
Commissioned for Life

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Davy Securities

(A wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition
As of December 30, 2019

(With Report of Independent Registered Public Accounting Firm)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Table of Contents *Page*

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Davy Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Davy Securities (the Company) as of December 30, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 1 to the financial statement, the 2019 financial statement, issued on March 6, 2020, has been restated to correct a misstatement.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
April 15, 2020

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition (In US Dollars)
As of December 30, 2019

Assets:	
Cash and cash equivalents	**$ 6,311,408**
Failed trades due from broker	**6,674,661**
Receivable from affiliate	**594,569**
Other assets	**6,368**
Total assets	**$ 13,587,016**
Liabilities and stockholder's equity	
Liabilities:	
Failed trades due to broker	**$6,674,661**
Accounts payable & accrued expenses	**166,004**
Income tax payable	**35,131**
Total liabilities	**6,875,796**
Commitments and contingencies	
Stockholder's equity:	
Common stock: €1 ($1.163) par value: Authorized, 3,400,000 shares issued, and outstanding, 3,400,000 shares	**3,955,228**
Retained earnings	**3,473,507**
Accumulated other comprehensive loss	**(717,515)**
Total stockholder's equity	**6,711,220**
Total liabilities and stockholder's equity	**$ 13,587,016**

The accompanying restated notes are an integral part of these financial statements

Restated Notes to Financial Statements

1 Restatement of Previously Issued Financial Statements

Davy Securities (or "the Company") is restating its audited December 30, 2019 financials to record a capital charge of $112,165,000. At December 30, 2019, the Company was a guarantor to a loan at an indirect parent, and by rules should have recorded the full amount of any potential guaranty. This capital charge has caused the Company to have a net capital deficit. The Company notified the SEC in a filing of the net capital deficit and also re-filed its FOCUS filing as of December 30, 2019.

The Company obtained a formal release as a guarantor for the note on March 11, 2020 and will no longer be required to record a capital charge going forward.

2 Organization and description of the business

Davy Securities commenced trading during the year ended December 31, 2006. Davy Securities is regulated by the Central Bank of Ireland. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Its business encompasses the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish Stock Exchanges and foreign fixed income securities. The Company executes client orders for foreign securities with J&E Davy (trading as Davy), an affiliated foreign broker-dealer which is a member of the Irish Stock Exchange "ISE", the London Stock Exchange "LSE", Euronext and is authorised by the Central Bank of Ireland under the Stock Exchange Act 1995. J&E Davy reports these executed trades to the relevant stock exchange. Davy Securities executes the client order with J&E Davy which in turn will execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities is a wholly owned subsidiary of J&E Davy Holdings. The ultimate holding company is Amber Note. J&E Davy Holdings and Amber Note are both incorporated in Ireland.

3 Summary of significant accounting policies

Basis of preparation

These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restated Notes to Financial Statements

3 Summary of significant accounting policies *(continued)*

Revenue recognition

The company adopted ASC 606 on December 31, 2017. Revenue is presented on a gross basis.

Brokerage commissions. The Company executes, as agent only, buy and sell trades in securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission rates are negotiated between the Company and the customer at the time of the trade and is dependent on the transaction.

Research fees. The Company provides research services as needed by customers. The Company believes the performance obligation for providing research fee services is satisfied upon delivery of a research report. Fees are based on negotiated rates at the time of delivery.

There were no accounts receivable or deferred revenue balances associated with contracts from customers at December 30, 2019 or 2018, respectively.

Foreign currencies

The Company's functional currency is the euro. Monetary assets and liabilities denominated in foreign (non euro) currencies are translated into euros using exchange rates prevailing at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates. Foreign currency translation gains and losses arising from transactions and balances denominated in foreign currencies are recorded in the Statement of Income and Comprehensive Income.

For presentation purposes, the financial statements have been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the period (1 dollar = 1.12165 euro). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate for the period (1 dollar = 1.11958 euro). Such translations should not be construed as representations that the functional currency amounts represent, have been, or could be converted into US Dollars at that or any other rate. Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in accumulated other comprehensive loss, a component of stockholder's equity, the currency translation account within stockholder's equity.

Income taxes

The Company accounts for income tax in accordance with ASC 740 – Income Taxes. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities

Restated Notes to Financial Statements

3 Summary of significant accounting policies *(continued)*

Income taxes (continued)
are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognised in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognises the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax purposes meeting the more likely than not threshold, the amount recognised in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Irish tax authorities retain the right to examine prior year's tax computations.

The Company did not have any uncertain tax positions for the year ended December 30, 2019.

Cash and cash equivalents

The Company considers all highly-liquid instruments with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents at financial institutions in accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents.

Subsequent events
The company has evaluated subsequent events for potential recognition and or disclosure through the date that these financial statements were issued.

Recent accounting pronouncement
In February 2017, the FASB issued Accounting Standards Update (ASU) 2018-02, Leases (Topic 842) (ASU 2018-02). The ASU requires management to recognize lease assets and lease liabilities by lessees for all operating leases. The ASU is effective for periods ending on or after December 15, 2018 and interim periods therein on a modified retrospective basis. The Company has adopted Topic 842 during 2019 and has no lease agreements that the standard applies to on the financial statements.

4 Commitments and contingent liabilities

There were no commitments or contingent liabilities at year end other than described in Note 10.

Restated Notes to Financial Statements

5 Related party transactions

Corporate expenses, which include direct costs, overheads and departmental re-allocations (including exchange fees, staff costs, communication charges and head office charges for support services such as compliance and finance) are allocated to the Company by J&E Davy based on direct usage, headcount or volume depending on the source of the expense. All direct expenses (including audit fees, regulatory levies and professional fees) are paid by J&E Davy and recharged through the inter-company account. As of December 30, 2019, an amount of $594,569 was included in receivable from affiliate on the statement of financial condition.

6 Failed trades due to/From broker

The Company recorded an equal amount of due to and from broker resulting from a customer's failed trade that happened in the Company's omnibus clearing account at a clearing broker/dealer for customers at December 30, 2019. The failed trade was not older than 5 business days and did eventually settle on December 31, 2019 and January 8, 2020.

7 Net capital requirement (Restated)

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At December 30, 2019 the Company had negative net capital of $106,421,376, which represented a deficit of $106,671,376 below its required net capital of $250,000.

8 Income tax

The effective tax rate was 14.1%, the Irish statutory tax rate is 12.5%. The difference between the effective tax rate and the statutory tax rate was entirely attributable to expenses that are not deductible for Irish tax purposes.

The currency translation adjustment recorded in accumulated other comprehensive income within stockholder's equity has no tax consequences for the Company as it arises on the translation of balances from the functional currency (Euro) into the presentational currency (US Dollar).

There was no deferred taxation as of December 30, 2019.

Restated Notes to Financial Statements

9 Concentration of credit risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company, from time-to-time, maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

10 Commitments, contingencies and other matters

The Company, as part of its obligations under the terms of a facility agreement entered into by its parent company, Green Note, on December 13, 2013 had provided a first floating charge over the whole of its undertaking, property, assets and rights in favour of Bank of Ireland. On April 18, 2018, Green Note entered a restatement and amendment agreement with Bank of Ireland in relation to extending the facility and the Company also re-affirmed its guarantor obligations at this time. The Company obtained a formal release as a guarantor for the note on March 11, 2020 and will no longer be required to record a capital charge going forward.

11 Subsequent events

In response to the ongoing COVID-19 outbreak, the Davy Crisis Management and Business Continuity incident management teams moved to active engagement on January 27, 2020 to form a single incident response team (IRT) for the Davy group which includes Davy Securities. The IRT is responsible for developing and updating the Davy COVID-19 response plan by identifying key mitigation options, presenting these to the senior management for approval, then implementing approved measures. Key priorities of the IRT include contingency planning to ensure the safety and wellbeing of our people, ensuring our clients' needs are met and sustaining operational resilience. Davy Securities has allocated additional resources for investment in technology infrastructure, software and communication tools to enable our teams to respond to the events unfolding and ensure our critical teams are functioning effectively and providing our people with remote working capability. Since year end, client activity has still been strong and is in line with expectations.